[redacted]

10027218

SEC ... IISSION
Washington, D.C. 20549

Securities and Exchange Commission
RECEIVED
FEB 23 2010
Branch of Registrations and Examinations

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200
(No. and Street)

ROSLYN HEIGHTS	NY	11577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. HERZIG & CO., INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 20 10

Signature
PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.R. HERZIG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets:	
Cash	$ 101,435
Securities - at market	2,914,746
Due from broker	56,488
Prepaid taxes and expenses	8,824
Deposits	63,819
Property and equipment, net of accumulated depreciation of $35,488	28,208
Total Assets	**$ 3,173,520**
Liabilities and Stockholders' Equity:	
Liabilities:	
Accounts payable and accrued expenses	$ 72,014
Deferred income taxes	25,266
Total Liabilities	97,280
Stockholders' Equity:	
Common stock, authorized 500 shares no par value; issued and outstanding 200 shares	100,000
Retained earnings	2,976,240
Total Stockholders' Equity	3,076,240
Total Liabilities and Stockholders' Equity	**$ 3,173,520**

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

P.R. Herzig & Co., Inc. ("the Company") was incorporated in New York State on November 2, 1977. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company provides both advisory as well as managed portfolio services to high net worth sophisticated individual investors and institutions based primarily in the New York Metropolitan area.

Investments and Security Transactions

Investments are classified as trading securities and are valued at market value. Security transactions are recorded on a settlement date basis. At times, the Company buys securities on margin.

The Company clears all transactions on a fully disclosed basis with a clearing broker. They promptly transmit all funds and deliver all securities to the clearing broker. They do not hold funds or securities for, or owe money or securities to, customers.

Valuation of Investment in Securities at Fair Value-Definition and Hierarchy

The Company adopted the new accounting standard for fair value measurement effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

This standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable units be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about inputs market participants at the measurement date. The Fair value hierarchy is categorized into three levels based on inputs as follows:

Level 1- Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's investment in debt and equity securities consists of common and preferred stock. The company uses the Level 1 fair value hierarchy in the valuation of these securities. The adoption of this accounting standard did not have an impact on the Company's financial statements.

Cash and Cash Equivalents
For financial statement purposes, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed on a straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Subsequent Events
Management has reviewed subsequent events and transactions that occurred after the balance sheet date through February 19, 2010. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no non-recognized subsequent events that require additional disclosure.

Revenue Recognition
Commission income is recorded on a settlement date basis.

Income Taxes
The Corporation is subject to taxation as a regular corporation for federal and state purposes. Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with accounting standards.

2. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following at December 31, 2009:

		Estimated Useful Life
Furniture and equipment	$ 32,950	5-7
Leasehold improvement	30,706	39
	63,656	
Less: accumulated depreciation and amortization	(35,448)	
	$ 28,208	

Depreciation and amortization expense for the year ended December 31, 2009 was $1,512.

3. COMMITMENTS AND CONTINGENCIES:

Leases

Effective February 1, 2002, the Company entered into a lease for space in Roslyn Heights, New York. The terms of the agreement call for a 5 year period ending January 31, 2007. In December 2006, the Company exercised its option to extend the lease for an additional three year period expiring January 31, 2010, and then extended the lease for an additional period expiring October 31, 2012. The future minimum lease payments are as follows:

For the Year Ending December 31,	
2010	$ 103,454
2011	107,075
2012	91,816
	$ 302,345

The rent expense for 2009 was $129,586. The above is subject to escalation due to increases in real estate taxes.

Profit Sharing Plan

The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2009, a contribution was accrued for qualified employees in the amount of $37,000. During 2009, a payment of $29,988 was made representing the contribution payable at December 31, 2008.

4. FAIR VALUE MEASUREMENT:

Investments at December 31, 2009, are as follows:

	Cost	Fair market value
Equity securities	$2,039,319	$2,411,057
Money market funds	503,689	503,689
Total at December 31, 2009	$2,543,008	$2,914,746

The Company's equity securities are recorded at fair value using quoted prices from the clearing broker directly from the listed exchange. The money market funds consist of a Federated money market fund and is valued at one dollar per share. These investments are categorized as Level 1 fair value hierarchy in accordance with accounting standards on fair value measurement.

The Company had a net unrealized holding gain on trading securities in 2009 of $499,042.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Company's Statements of Financial Condition and Operations.

Other items subject to fair market valuation at December 31, 2009, are as follows:

	Cost	Fair market value
Due (to)/from broker	$56,488	$56,488
Total at December 31, 2009:	$56,488	$56,488

The amount due from broker is a Level 1 cash equivalent and can be withdrawn at will.

5. LOAN RECEIVABLE - OFFICER:

As of December 31, 2008, $25,000 was owed to the Company by an officer. In 2009, this loan was forgiven, and has been included in Officer's salary on the accompanying financial statements.

6. NET CAPITAL REQUIREMENTS:

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital, as adjusted, of $2,556,455 which was $2,456,455 in excess of the required $100,000. The Company's net capital ratio was .03 to 1.00.

7. CONCENTRATION OF CREDIT RISK: The Company maintains various bank and money market accounts that, at times, may exceed the maximum FDIC limit of $250,000 per bank. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

8. INCOME TAXES: Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provisions for income taxes for 2009 consist of the following:

Current federal tax expense	$	1,545
Current state tax expense		5,067
Deferred tax benefit		25,266
	$	31,878

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of deferred liabilities consist of the following:

		2009
Deferred tax liabilities:		
Securities owned – at market	$	25,266

The Company files income tax returns in the U.S. and New York State. With few exceptions, the Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2006.

9. IMPLEMENTATION OF NEW ACCOUNTING PRONOUNCEMENTS: Effective December 15, 2009, the Company adopted the new accounting standards for uncertainty in income taxes. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect of this change in accounting principal was immaterial.

P.R. HERZIG & CO., INC.

PART II

DECEMBER 31, 2009

accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com
Member of CPAmerica International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
P. R. Herzig & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of P. R. Herzig & Co., Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption procedures of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including control activities for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
February 19, 2010

P.R. HERZIG & CO., INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2009

Revenues	
Commissions	$ 1,121,244
Security trading and miscellaneous	758,773
Total revenues	1,880,017
Expenses:	
Salaries and other operating expenses	1,260,618
Net income before income tax expense	619,399
Income tax expense	(31,878)
Net income for the year	**$ 587,521**

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CASH FLOW

For the year ended December 31, 2009

Cash Flow From Operating Activities:	
Net income for the year	$ 587,521
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation and amortization	1,512
Deferred income taxes	25,266
Forgiveness of loans receivable - officer	25,000
Changes in Operating Assets and Liabilities:	
Decrease in deposits	9,856
Increase in securities - at market	(414,839)
Decrease in due to broker	(61,754)
Decrease in prepaid taxes and expenses	4,644
Increase in accounts payable and accrued expenses	11,723
Net cash provided by operating activities	188,929
Cash Flow From Financing Activities:	
Dividends paid	(100,000)
Net cash used in financing activities	(100,000)
Net increase in cash	88,929
Cash, beginning of year	12,506
Cash, end of year	**$ 101,435**

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 3,515
Income taxes	$ 9,339

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2009

	Common Stock			
	No. of Shares	Amount	Retained Earnings	Total
Balance, January 1, 2009	200	$ 100,000	$ 2,488,719	$ 2,588,719
Net income for the year	-	-	587,521	587,521
Dividends paid	-	-	(100,000)	(100,000)
Balance, December 31, 2009	**200**	**$ 100,000**	**$ 2,976,240**	**$ 3,076,240**

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - SCHEDULE I

For the year ended December 31, 2009

Stockholders' Equity		$ 3,076,240
Add: Deferred income tax liability		25,266
Less: Nonallowable assets:		
Furniture and leasehold improvements	$ 28,208	
Petty cash	155	
Deposits	38,819	
Prepaid expenses	8,824	
		76,006
		3,025,500
Less: 15% of market value of securities long	371,733	
Undue concentration	97,312	
Blockage	-	
		469,045
Net Capital		$ 2,556,455
Aggregate indebtedness		$ 72,014
Percentage of aggregate indebtedness to net capital	3%	
Note:		
Net capital as computed above		$ 2,556,455
Net capital per unaudited Focus Report		2,556,455
Variance		$ -

P.R HERZIG & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION - SCHEDULE I

For the year ended December 31, 2009

1 The firm's minimum capital requirement is $4,801 or $ 100,000

2 The excess net capital at December 31, 2009 is computed as follows:

Net Capital per Page 12-A of the Annual Report	$ 2,556,455
Less: Minimum Capital Requirement	100,000
Excess Net Capital - December 31, 2009	$ 2,456,455

3 There are no financial instruments with concentration of credit risk.

P.R. HERZIG & CO., INC.

PART I

DECEMBER 31, 2009

P.R. HERZIG & CO., INC.
AUDITED ANNUAL REPORT

December 31, 2009

Table of Contents

	Page
Part I	
Independent Auditors' Report	1
Oath of an Officer	2
Focus Report – Facing Page	3-4
Statement of Availability of Report	5
Statement of Financial Condition	6
Notes to Financial Statements	
Part II	
Independent Auditors' Report on Internal Control	7-8
Statement of Operations	9
Statement of Cash Flow	10
Statement of Changes in Stockholders' Equity	11
Computation of Net Capital	12(A,B)

accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com
Member of CPAmerica International

INDEPENDENT AUDITORS' REPORT

Officers and Stockholders
P. R. Herzig & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

ERE LLP

New York, NY
February 19, 2010

STATE OF NEW YORK)
)ss.:
COUNTY OF NASSAU)

Thomas Herzig being duly sworn deposes and says:

1. That he is an officer in the firm of P.R. Herzig & Co., Inc.

2. That he has examined the attached Financial Statements and supporting schedules as of December 31, 2009 and to the best of his knowledge and belief, the financial statement and supporting schedules are true and correct.

_______________(L.S.)

Sworn to before me this

19th day of February 2010

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2010

____
NOTARY PUBLIC

This is to confirm that the 2009 annual statements and operational reports filed with FINRA by P.R. Herzig & Co., Inc. have been made available to all members of the firm.

_______________ L.S.
THOMAS HERZIG

Sworn to before me this,

14th day of February 2010

ARTHUR S. PES...
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2010

____
NOTARY PUBLIC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC. [13]

SEC FILE NO.: 8-22589 [14]

FIRM I.D. NO.: 2185 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200 [20]
(No. and Street)

ROSLYN HEIGHTS [21] NY [22] 11577 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/09 [24]

AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR PESNER [30]

(Area Code) — Telephone No.

516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20___

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

ERE LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name) [70]

ADDRESS

440 PARK AVENUE SOUTH [71]	NEW YORK [72]	NY [73]	10016 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			